UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

THE MARQUIE GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
57161M205
(CUSIP Number)
November 23, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

√ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

57161M205

CUSIP No.

1	NAMES OF REPORTING PERSONS Marc Angell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 80,025,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
	6	SHARED VOTING POWER 80,025,000 shares of common stock
	7	SOLE DISPOSITIVE POWER 80,025,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
	8	SHARED DISPOSITIVE POWER 80,025,000 shares of common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,050,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 99.37% of the common stock 100% of the Series A Preferred Stock
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Jacquie Angell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 80,025,000 shares of common stock
	6	SHARED VOTING POWER 80,025,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
	7	SOLE DISPOSITIVE POWER 80,025,000 shares of common stock
	8	SHARED DISPOSITIVE POWER 80,025,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 160,050,000 shares of common stock 200 shares of Series A Preferred Stock representing 644,244,072 votes
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 99.37% of the common stock 100% of the Series A Preferred Stock
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM	1.
(a)	NAME OF ISSUER:

The Marquie Group, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89121

ITEM	2.
(a)	NAME OF PERSON FILING:

This statement is being filed jointly by Marc Angell and Jacquie Angell

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89103

(c)	CITIZENSHIP:

Marc and Jacquie Angell are citizens of the United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common stock

(e)	CUSIP NUMBER:

57161M205

ITEM	3. STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)
(a)	□ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
ITEM	4. OWNERSHIP
(a)	Amount Beneficially Owned: 160,050,000 shares of common stock; 200 shares of Series A Preferred Stock representing 644,244,072 votes
(b)	Percent of Class: 99.37% of the common stock; 100% of the Series A Preferred Stock
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote
(ii)	shared power to vote or direct the vote : 160,050,000 shares of common stock; 200 shares of Series A Preferred Stock representing 644,244,072 votes
(iii)	sole power to dispose or to direct the disposition of:
(iv)	shared power to dispose or to direct the disposition of: 160,050,000 shares of common stock; 200 shares of Series A Preferred Stock representing 644,244,072 votes
ITEM	5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM	6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM	7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM	8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM	9. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM	10. CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2019 By: /s/ Marc Angell

Name: Marc Angell, individually

Date: November 26, 2019 By: /s/ Jacquie Angell

Name: Jacquie Angell, individually